VCP Announces 4Q03 Earnings
Stronger domestic demand and higher export volumes contribute to best quarter of the year and record annual net earnings

São Paulo, January 19, 2004 - VOTORANTIM CELULOSE E PAPEL S.A. (VCP) - (NYSE: VCP; BOVESPA: VCPA4), one of the largest pulp and paper producers in Latin America, today announced earnings for the fourth quarter of 2003. The Company's operating and financial information, unless otherwise indicated, is presented in consolidated numbers and in U.S. dollars in accordance with U.S. GAAP. All comparisons provided in this release are with respect to the fourth quarter of 2002, unless otherwise indicated.
"Market conditions improved in the fourth quarter compared to 3Q03, with a recovery in domestic sales volume driven by growth in the Brazilian economy and the favorable impact of seasonality. International markets were driven by greater expectations of economic growth in the U.S.A; although the strong Real placed pressure on export margins. International pulp prices trended slightly higher; however, discounting pressure occurred toward the end of the period. VCP reported its strongest earnings of the year, reflecting its greater production scale achieved with the completion of the learning curve for the new pulp line as well as its presence in the domestic paper market.
Compared to 4Q02, VCP posted a significant 124% increase in export volume, which, when combined with the 35% higher prices in the domestic market, resulted in 61% higher net revenue and 56% higher EBITDA, despite 7% lower domestic sales volume and 9% lower prices for paper exports. Net earnings totaled US$ 65 million against a US$ 53 million loss in 4Q02.
For the twelve-month period ended December 31, 2003, net revenue totaled US$ 816 million compared to US$ 609 million in 2002. EBITDA was 48% higher, totaling US$ 340 million, with an EBITDA margin of 42% compared to 38% in 2002. Net earnings totaled US$ 244 million, 254% higher than in 2002. 2003 was the best year of VCP's history, demonstrating that the Company is consolidating its sustainable growth strategy.
During 4Q03 VCP undertook two important initiatives in the capital markets: (i) it announced a new dividend policy with a payout based on 60% of free cash flow generation; and (ii) it conducted, in record time, a US$ 285 million secondary offering of shares held by BNDESPar and Grupo Votorantim simultaneously on the BOVESPA (35%) and the NYSE (65%), with strong demand from institutional and retail investors," commented Valdir Roque, VCP's Chief Financial Officer and IR Director.

Main Financial Indicators

(in US$ millions)	4Q03	4Q02	4Q03/4Q02
Net Sales Revenue	235	146	61%
Domestic Sales	122	97	26%
Exports	112	49	129%
Operating Profit	72	48	50%
Net Income	65	(53)	nm
Earnings per ADR *	0.84	(0.69)	nm
EBITDA	92	59	56%

· Earnings in US$ per total ADRs not considering shares held in treasury

Net revenue and sales volume

Net revenue in 4Q03 was 61% higher compared to 4Q02. Growth was driven by a 47% increase in overall sales volume, reflecting a 124% boost in exports and 7% lower domestic sales volume. Average overall selling prices in U.S. dollars were 9% higher, derived from 17% higher export pulp prices, 6% higher overall domestic prices in Reais and a 21% stronger Real compared to 4Q02, which boosted domestic revenues when translated into U.S. dollars. Compared to 3Q03, 16% higher overall sales volume and 2% lower average overall selling prices resulted in 14% higher net revenue. The lower average price mainly reflects the higher participation of pulp (with 19% greater sales volume against 13% growth for paper) in the product mix, which has lower average price, and 1% lower selling prices for both market pulp and paper.

The percentage of revenues from the paper business represented 64% of total sales revenue, with pulp increasing to 36%, compared to 75% and 25%, respectively, in 4Q02. The greater contribution from the pulp business can be attributed to the higher output from the new pulp line. In 3Q03, the breakdown of pulp and paper revenues was 65% and 35%, respectively. In volume terms, paper sales volume accounted for 45% of total sales, versus 55% for market pulp sales, also a reflection of the new pulp line.

Due to the higher percentage of pulp sales in the product mix, export sales in 4Q03 accounted for 63% of total sales volume versus 37% to the domestic market. In 4Q02, this breakdown was practically the opposite, with 41% of sales volume comprised of exports and 59% domestic market sales.

Net Revenues

US$ million
250
200
150
100
50
-
48%
52%
33%
67%
46%
54%
4Q03
4Q02
3Q03
Domestic Market
Exports

Sales Volume

metric tons `000
350
300
250
200
150
100
50
-
63%
37%
41%
59%
62%
38%
4Q03
4Q02
3Q03
Domestic Market
Exports

NET REVENUE BREAKDOWN

4Q03

Pulp 36%
Paper 64%

4Q02

Pulp 25%
Paper 75%

3Q03

Pulp 35%
Paper 65%

Pulp

In 4Q03 revenues from pulp sales grew 135% to US$ 84 million compared to 4Q02. The growth was driven by the 100% increase in sales volume, which was made possible by the pulp expansion project at the Jacareí plant, as well as an 18% higher average selling price in U.S. dollars. Pulp sales volume totaled 185,000 tons in 4Q03. Compared to 3Q03, pulp sales revenue was 18% higher, reflecting the 19% higher sales volume and 1% lower average selling prices, driven mainly by higher discounts in the local market.

The international pulp market demonstrated stronger demand from the European market in the beginning of 4Q03 as companies rebuilt inventories following summer vacation, which maintained eucalyptus pulp prices at the US$ 510/ton level throughout much of the period. Only in December was discounting pressure felt. In the U.S. market, heightened demand from the tissue paper sector helped hold prices at US$ 550/ton. In the Asian market, stronger demand supported new paper production capacity which enabled the list price of US$ 470/ton to be maintained, despite the fact that in December the Asian market was more opportunist and sought price discounts. VCP took advantage of the discount pressure toward the end of 4Q03 to rebuild its inventories to 34 days, which had stood at only 24 days at the beginning of the quarter. Prices remained stable during the period despite high NORSCAN inventory levels, which totaled 1.69 million tons at the beginning of the quarter and grew to 1.84 million tons at the end of 4Q03. Expectations as to a continued upward pricing trend in the cycle will continue to depend upon higher demand from the main consumer markets as well as greater producer discipline.

Domestic market - Compared to 4Q02, pulp sales volume fell 16%, as output was directed to export markets. Although the domestic market showed signs of demand recovery during the quarter, preference was given to lesser-quality wet pulp from integrated producers at lower prices. The average CIF price in the local market was R$ 1,233/ton in 4Q03 compared to R$ 1,391/ton in 4Q02, a drop of 11% despite higher pulp prices in U.S. dollars. Local prices were totally affected by the appreciation of the Real between the periods as prices in the domestic market also reflect exchange impacts.

Export market - Export pulp volume was 137% higher compared to 4Q02 as additional output from the expansion was exported. Average selling prices were 17% higher.

Paper

Revenues from paper sales totaled US$ 151 million, 37% higher compared to 4Q02 as a result of 12% greater sales volume driven by export sales and 23% higher average prices. Demand in the domestic market showed some recovery in comparison to 3Q03, although volumes were still lower than in 4Q02. Demand softness in this market came from coated paper and printing and writing papers. Paper sales volume totaled 154,000 tons. Compared to 3Q03, revenues were 12% higher on 13% higher sales volume, driven by a recovery in the domestic market, seasonal demand trends and higher export volume, despite 1% lower average prices.

Compared to 4Q02, the product mix consisted of a higher share of revenues from uncoated papers, which were directed to export markets. Coated paper sales volume, which is more dependent on domestic demand, retracted; although it showed significant improvement compared to 3Q03. The other segments demonstrated volume growth in the domestic market.

Exports contributed to a greater percentage of uncoated paper sales volume compared to 4Q02, while coated paper sales decreased. This shift in mix is owed to the Company's flexibility to adapt to market demand. With the ability to operate in both the pulp and paper markets and alternate sales between the domestic and export markets, VCP continues to demonstrate its capacity to neutralize the cyclical effects that can affect a given market segment as well as minimize losses related to a strong Real.

Domestic market - Despite recovery coming off low demand in 3Q03, when compared to 4Q02 overall sales volume in the domestic market was 5% lower, due mainly to lower printing and writing sales (which were directed to export markets) as well as lower coated paper sales, for which the market was still weaker than one year ago. The Company once again achieved higher domestic prices, and in 4Q03 prices were 7% higher than in 4Q02 in Reais and 36% higher in U.S. dollars.

Uncoated papers: Printing & writing paper sales performance was slightly weaker due to lower demand from Customized Printing and the government's educational program, which was slightly below expectations, resulting in reduced purchases from this sector (textbook and notebook producers). Domestic demand for cut size paper was lower than in 4Q02, but grew 16% compared to 3Q03. As such, cut size sales continue to be directed toward export markets. Prices for both printing & writing and cut size papers continue to remain high, increasing 34% and 39%, respectively, in U.S. dollars compared to 4Q02 (5% and 9% in Reais).

Coated papers: Average prices in U.S. dollars were 37% higher than in 4Q02 and 1% higher than in 3Q03. Sales volume was 12% lower compared to 4Q02 as a result of soft demand from the distribution and promotional graphics sectors. However, when compared to 3Q03, local sales volume grew 13%.

Carbonless and thermal papers: Sales volume grew 6% compared to 4Q02, with revenues increasing significantly as a result of 1% higher prices in Reais (28% higher prices in U.S. dollars).

Export Market - The Company increased its export volume by 89%, a reaction to weaker demand in the domestic market when compared to 4Q02, which resulted in greater exports of uncoated papers. The average CIF export price per ton was US$ 772 in 4Q03, compared to US$ 847 in 4Q02, due to the significant increase in lower-priced uncoated papers in sheets and rolls.

Pulp Cash Cost (*)

Pulp cash cost in 4Q03 was US$ 150/ton, 13% lower than 3Q03, a difference of US$ 23/ton. This drop is due mainly to greater production scale, which translated into savings of US$ 14/ton in inputs and fuel, combined with a reduction of US$5/ton in maintenance and other costs, as maintenance stoppages were conducted in 3Q03. Compared to 4Q02, cash cost was 19% higher due to the effect of the appreciation of the Real against the U.S. dollar (21%) as well as higher wood costs, partially offset by greater production scale.

(*) All cash cost figures are presented net of exhaustion, depreciation and amortization.

Operating Results

Gross profit in 4Q03 totaled US$ 110 million, 51% higher than in 4Q02, with a gross margin of 47% compared to 50% in 4Q02. The lower margin in 4Q03 is due basically to the impact of the currency appreciation on the Company's Real-denominated costs, partially offset by higher margins on domestic sales as a result of price increases and by higher pulp prices between the two periods. Average unit cost per ton of product sold increased 16% in U.S. dollar terms mainly because of the negative impact of currency appreciation on Real-denominated costs, coupled with higher prices of certain raw material inputs, fuel and maintenance costs in Reais. These factors were not fully offset by gains in pulp production scale and the higher portion of pulp in the product mix, which has a lower production cost. Compared to 3Q03, gross margin remained unchanged as the lower pulp cash-cost was offset by higher labor wages and lower average selling prices.

Selling expenses increased by US$ 11 million to US$ 26 million compared to 4Q02, mainly as a result of higher freight and export-related expenses, as export sales volume was 124% higher. As a percentage of net revenue, selling expenses increased from 10% to 11% between the two periods.

General and administrative expenses as a proportion of total sales reduced from 5.5% to 4.3% year-over-year mainly due to higher sales revenue. Despite a decrease of R$ 1 million in absolute values between the two periods, when expressed in U.S. dollars G & A expenses were US$ 2 million higher due to the appreciation of the Real between the two periods, as such expenses are almost entirely Real-denominated. The reduction in Reais was mainly due to non-recurring expenses inccurred in 4Q02, such as external consulting fees and provisions for labor and other contingencies. This reduction was partially offset by the 17.6% salary increase implemented in October 2003.

Operating profit was US$ 72 million, 50% higher than the US$ 48 million of 4Q02 and 9% higher than the US$ 66 million in 3Q03. Higher operating profit compared to 4Q02 was due mainly to the growth in pulp exports and to higher domestic paper prices, as well as to economies of scale, partially offset by lower sales volume in the domestic market and higher average costs and salaries in Reais, besides the negative impact of Real appreciation on these costs. Operating profit in 4Q03 was also impacted by an operating expense of US$ 2 million related to a provision for additional social security expenses.

EBITDA totaled US$ 92 million in 4Q03, US$ 33 million higher than the same period last year and US$ 8 million higher than in 3Q03. EBITDA margin was 39% compared to 40% in 4Q02, and 41% in 3Q03.

Financial result

The Company's net indebtedness was US$ 502 million on December 31, 2003 and US$ 527 million on September 30, 2003. The reduction in net indebtedness was due to stronger cash generation during the period, partially offset by CAPEX disbursements.

Financial expenses corresponding to the gross debt position remained unchanged compared to 3Q03 at US$ 19 million. Gross debt remained practically stable at US$ 1,146 million on December 31, 2003 compared to US$ 1,148 million on September 30, 2003. A portion of short-term trade-related financing was replaced with the issuance of U.S. dollar-denominated long-term obligations.

Financial income was US$ 18 million in 4Q03 against US$ 17 million in 3Q03, mainly due to a higher cash and cash equivalents position, which totaled US$ 644 million on December 31, 2003 against US$ 621 million on September 30, 2003.

Foreign exchange gain (loss)

In order to protect against foreign currency exposure risk (loans in foreign currency against cash equivalents in local currency), the Company maintains swap instruments that yield equivalent U.S. dollars plus a fixed interest rate (U.S. dollar coupon) in amounts established as per its foreign exchange exposure policy.

In 4Q03, the net foreign exchange result including fair value was a loss of US$ 4 million compared to a loss of US$ 4 million in 3Q03 and US$ 4 million in 4Q02. The fair value adjustment is recognized in accordance with SFAS 133 and does not impact the cash flow as it is merely an accounting item.

Debt Amortization	2004	2005	2006	2007	2008	2009
US$ million	480	370	217	31	31	17

DEBT OBLIGATIONS (US$ million)	COST% per annum	9/30/2003	12/31/2003	% of total
- SHORT TERM		516	479	42%
Real denominated	TJLP* + 3%	22	32	3%
Dollar denominated	US$ + 3.8%	494	447	39%
- LONG TERM		632	667	58%
Real denominated	TJLP* + 3%	149	142	12%
Dollar denominated	US$ + 3.8%	483	525	46%
TOTAL DEBT		1.148	1.146	100%
(-) CASH POSITION		(621)	(644)
NET DEBT		527	502

*TJLP = Long term interest rate from BNDES, rated at 11% p.a. on December 31, 2003

Income Tax

Income tax expense in 4Q03 was US$ 6 million, the same amount of 4Q02 (net of impairment income tax effect), with a slightly lower tax rate of 9% compared to 13% in 4Q02. In 3Q03 the tax rate was 10% and income tax expense was also US$ 6 million.

Net Income

Net income totaled US$ 65 million in 4Q03 compared to a net loss of US$ 53 million in 4Q02 and net income of US$ 62 million in 3Q03. In 4Q02, earnings were significantly impacted by a net impairment of US$ 90 million recorded on the equity investment in Aracruz during the quarter.

Capital expenditures

The Company invested a total of US$ 43 million during 4Q03 of which US$ 20 million was invested in forestry (planting and forest maintenance).

INVESTMENTS (US$ million)	PORTION COMPLETED THROUGH Dec. 31, 2003	PLANNED FOR 2004
Expansion Projects	52	42
Modernization	28	29
Forestry Activities	57	106
Maintenance, I.T., others	28	52
TOTAL	165	229

Outlook

The Company's fundamentals continue to strengthen. VCP has achieved scale and productivity gains through its modern industrial plants, increased wood production and adjusted product mix - factors that have allowed it to successfully capitalize on the diverse domestic and international market segments, as well as ensure strong cash generation and a solid financial position. Future cash generation will be used toward disciplined growth and transparent dividend distribution in accordance with the Company's new dividend policy.

The share of Brazilian eucalyptus pulp in the global market is growing, as the sector is undergoing consolidation and experiencing a recovery in international prices. However, several upcoming projects announced by market pulp producers throughout the world could contribute to periods of oversupply. There are signs of recovery in the Brazilian printing and writing paper market, which is expected to consolidate into a process of sustained development. These factors offer growth opportunities for healthy companies and VCP continues to pursue such opportunities in order to create value for our shareholders through business expansion, strong operational performance and profitability and/or technological and product improvements, always in the context of a long term strategic focus. In pursuing these opportunities, VCP's management seeks a minimum return of 3% to 4% per annum above the Company's weighted average cost of capital (WACC).

The 770 thousand ton-per-year pulp capacity expansion project, which yields a 570 thousand ton-per-year net increase (as a former 200 ton-per-year production line was deactivated), was an attractive investment in cost terms and has made VCP one of the world's most modern pulp producers. Presently, the oldest pulp line at the Jacareí plant dates from 1997. The related CAPEX for the project of US$ 490 million (US$ 475 in installations and US$ 15 million in forestry), represents an investment of US$ 617 per ton (considering the total 770,000 tons/year of the new line) and significantly boosts the Company's value creation for shareholders. With the completion of its learning curve during the fourth quarter of 2003, the expansion has placed VCP among the leading players in the global pulp industry. Jacareí pulp production capacity now stands at 1 million tons per year, making it one of the largest, most modern and competitive plants in the world. 2004 is expected to be a year of consolidation for VCP's recent investments of approximately US$ 1.2 billion in the last three years. Furthermore, de-bottlenecking investments for the new line have already been approved in the 2004 budget, which is expected to further expand annual pulp capacity by over 150,000 tons. At the same time, investments in the forestry area were approved in order to reduce dependence on wood from third parties and ensure future growth.

This expansion project enabled export sales volume to exceed VCP's sales in the domestic market. In 2002, the sales volume breakdown was 58% to the domestic market and 42% for export. In 2003 this ratio was inverted, with 59% of sales being sold as exports and 41% sold domestically, marking a new phase of international growth for the Company, generating revenues in hard currency. In the logistics area, VCP is undertaking initiatives throughout all stages of the chain, from forestry logistics to procurement and planning, to logistics in operations, exports and paper distribution (KSR). In order to achieve its goals, several projects are underway, such as: railway logistics modals for wood transportation, hiring logistic operators, expanding it's proprietary port area in Santos, investing in a private railway partnership to link its Jacareí plant with the Port of Santos, among others.

Even without new investments toward organic growth in the coated and cut size paper markets, prior investments will enable the Company to maintain its import substitution for coated papers and expand its cut size exports. VCP will also maintain its focus on promoting brand loyalty among its customers, with additional efforts at the KSR business unit, the largest distributor in the segment. These efforts include continued investments in e-business in order to digitally strengthen loyalty and relationship channels.

Capital Markets

During 4Q03 the Company undertook two important initiatives in the capital markets: (i) it announced a new dividend policy with a payout based on 60% of free cash flow generation; and (ii) it conducted, in record time, a secondary offering of shares held by BNDESPar (84%) and Grupo Votorantim (16%) totaling US$ 285 million at a price of US$ 27.50 per ADR (R$ 161.89 per 1,000-share block of local shares) simultaneously on the BOVESPA (35%) and the NYSE (65%), with strong demand from institutional and retail investors.

As per the new dividend policy, and taking into consideration that the Company continues to sustain a sound financial position and balanced capital structure while maintaining its investment grade rating even after significant disbursements for its recent investments, VCP's management will propose a distribution of R$239 million (currently US$ 90 million) at the upcoming Annual Shareholders' Meeting, which corresponds to 30% of adjusted BR GAAP net income for the year ended December 31, 2003.

Preferred shares have the right to receive a per-share dividend payout 10% greater than that paid on common shares. In 2002 the Company distributed R$114 million (US$ 40 million) in dividends.

The São Paulo Stock Exchange Index (IBOVESPA) gained 39% compared to an appreciation of 20% for VCP's preferred shares in the same period. For the full-year period, the IBOVESPA gained 97% while VCP's preferred shares closed 56% higher.

During 4Q03, 18,382 transactions resulted in trading of approximately 2.8 billion preferred VCP shares, 79% higher than in the fourth quarter of 2002. Daily average trading volume on the Bovespa in 4Q03 was R$ 7.0 million, 153% higher than in 4Q02. During 4Q03, VCP's shares were traded on 100% of Bovespa sessions, and represented 33% of all transaction volume within the Brazilian pulp and paper industry.

Earnings per share for 4Q03 were R$ 5.17 per block of 1,000 shares according to BR GAAP and US$0.84 per ADR according to US GAAP.

The share price of VCP's Level III ADRs traded on the NYSE rose 19% in the fourth quarter of 2003, compared to a 14% gain by the Standard & Poor's 500 Paper and Forest Products Index and a 13% appreciation of the Dow Jones Industrial Average. Daily average of trading volume was US$ 3.0 million, 74% greater than in 3Q03.

For statutory purposes, VCP also publishes its results in accordance with Brazilian Corporate Law (Brazilian GAAP), in order to meet information demands from local investors. The consolidated net earnings reported according to this criterion in 4Q03 was 198 million in Reais. Attachment VI shows a reconciliation of net income from Brazilian GAAP to US GAAP.

Statements included in this report, regarding the Company's business outlook and anticipated financial and operating results, regarding the Company's growth potential, constitute forward looking statements and are based on management expectations regarding the future of the Company. These expectations are highly dependent on changes in the market, general economic performance of Brazil, its industry and international markets and, therefore, are subject to change.

# # #

Votorantim Celulose e Papel S.A. - VCP is one of the largest producers of paper and pulp in Brazil in terms of net revenues and total assets, and is the leader among Brazilian producers of printing, writing and special papers. VCP is an integrated company that uses appropriate technology for each of its processes, which ensures greater efficiency throughout the production cycle. VCP sells its products on both the domestic and overseas markets, exporting to over 55 countries on five continents.

Attachment I

Sales breakdown
4th QTR 2003 X 4th QTR 2002

PRODUCTS	USGAAP								
	Sales - Tons		Net Revenue - US$ 000		Price - US$/metric ton		Variation %		
	4Q03	4Q02	4Q03	4Q02	4Q03	4Q02	Tons	Revenue	Average Price
Paper									
Domestic Sales									
Printing & Writing	37,292	39,458	31,468	24,833	844	629	(5.5)	26.7	34.1
Cut Size	17,173	17,918	15,706	11,820	915	660	(4.2)	32.9	38.6
Carbonless/Thermal	15,744	14,813	28,110	20,642	1,785	1,394	6.3	36.2	28.1
Coated	29,160	33,221	29,042	24,147	996	727	(12.2)	20.3	37.0
Other Especialities	7,781	7,293	10,020	7,235	1,288	992	6.7	38.5	29.8
Total	**107,150**	**112,703**	**114,346**	**88,677**	**1,067**	**787**	**(4.9)**	**28.9**	**35.6**
Export Market									
Printing & Writing	11,700	3,373	7,336	2,759	627	818	246.9	165.9	(23.3)
Cut Size	33,975	20,627	27,914	17,339	822	841	64.7	61.0	(2.3)
Carbonless/Thermal	64	368	91	563	1,422	1,530	(82.6)	(83.8)	(7.1)
Coated	1,349	610	998	507	740	831	121.1	96.8	(11.0)
Total	**47,088**	**24,978**	**36,339**	**21,168**	**772**	**847**	**88.5**	**71.7**	**(8.9)**
Total Paper	**154,238**	**137,681**	**150,685**	**109,845**	**977**	**798**	**12.0**	**37.2**	**22.5**
Pulp									
Domestic Sales	19,217	22,760	7,904	8,312	411	365	(15.6)	(4.9)	12.6
Export Market	165,885	69,994	75,965	27,422	458	392	137.0	177.0	16.9
Total	**185,102**	**92,754**	**83,869**	**35,734**	**453**	**385**	**99.6**	**134.7**	**17.6**
Total Domestic Sales	126,367	135,463	122,250	96,989	967	716	(6.7)	26.0	35.1
Total Export Market	212,973	94,972	112,304	48,590	527	512	124.2	131.1	3.1
TOTAL	**339,340**	**230,435**	**234,554**	**145,579**	**691**	**632**	**47.3**	**61.1**	**9.4**

Sales breakdown
4th QTR 2003 3rd QTR 2003

PRODUCTS	USGAAP								
	Sales - Tons		Net Revenue - US$ 000		Price - US$/metric ton		Variation %		
	4Q03	3Q03	4Q03	3Q03	4Q03	3Q03	Tons	Revenue	Average Price
Paper									
Domestic Sales									
Printing & Writing	37,292	32,364	31,468	27,622	844	853	15.2	13.9	(1.1)
Cut Size	17,173	14,873	15,706	13,736	915	924	15.5	14.3	(1.0)
Carbonless/Thermal	15,744	14,815	28,110	26,526	1,785	1,790	6.3	6.0	(0.3)
Coated	29,160	25,908	29,042	25,634	996	989	12.6	13.3	0.7
Other Especialities	7,781	7,543	10,020	9,320	1,288	1,236	3.2	7.5	4.2
Total	**107,150**	**95,503**	**114,346**	**102,838**	**1,067**	**1,077**	**12.2**	**11.2**	**(0.9)**
Export Market									
Printing & Writing	11,700	10,029	7,336	6,571	627	655	16.7	11.6	(4.3)
Cut Size	33,975	29,998	27,914	24,214	822	807	13.3	15.3	1.8
Carbonless/Thermal	64	84	91	128	1,422	1,524	(23.5)	(28.9)	(6.7)
Coated	1,349	1,104	998	912	740	826	22.2	9.4	(10.4)
Total	**47,088**	**41,215**	**36,339**	**31,825**	**772**	**772**	**14.3**	**14.2**	**(0.1)**
Total Paper	**154,238**	**136,718**	**150,685**	**134,663**	**977**	**985**	**12.8**	**11.9**	**(0.8)**
Pulp									
Domestic Sales	19,217	16,820	7,904	7,548	411	449	14.3	4.7	(8.3)
Export Market	165,885	138,516	75,965	63,508	458	458	19.8	19.6	(0.1)
Total	**185,102**	**155,336**	**83,869**	**71,056**	**453**	**457**	**19.2**	**18.0**	**(0.9)**
Total Domestic Sales	126,367	112,323	122,250	110,386	967	983	12.5	10.7	(1.6)
Total Export Market	212,973	179,731	112,304	95,333	527	530	18.5	17.8	(0.6)
TOTAL	**339,340**	**292,054**	**234,554**	**205,719**	**691**	**704**	**16.2**	**14.0**	**(1.9)**

Attachment II

Net Sales Breakdown
Year 2003 X Year 2002

PRODUCTS	USGAAP								
	Sales - Tons		Net Revenue - US$ 000		Price - US$/metric ton		Variation %		
	2003	2002	2003	2002	2003	2002	Tons	Revenue	Average Price
Paper									
Domestic Sales									
Printing & Writing	150,391	166,281	120,834	114,001	803	686	(9.6)	6.0	17.2
Cut Size	56,108	62,855	49,313	43,398	879	690	(10.7)	13.6	27.3
Carbonless/Thermal	57,961	55,335	100,643	83,236	1,736	1,504	4.7	20.9	15.4
Coated	106,525	124,315	102,437	103,037	962	829	(14.3)	(0.6)	16.0
Other Especialities	28,905	30,673	35,321	34,347	1,222	1,120	(5.8)	2.8	9.1
Total	**399,890**	**439,459**	**408,548**	**378,019**	**1,022**	**860**	**(9.0)**	**8.1**	**18.8**
Export Market									
Printing & Writing	30,961	25,099	20,825	17,421	673	694	23.4	19.5	(3.1)
Cut Size	132,941	103,159	107,143	79,561	806	771	28.9	34.7	4.5
Carbonless/Thermal	550	1,967	833	2,834	1,515	1,441	(72.0)	(70.6)	5.1
Coated	3,761	1,618	2,964	1,420	788	878	132.4	108.7	(10.2)
Total	**168,213**	**131,843**	**131,765**	**101,236**	**783**	**768**	**27.6**	**30.2**	**2.0**
Total Paper	**568,103**	**571,302**	**540,313**	**479,255**	**951**	**839**	**(0.6)**	**12.7**	**13.4**
Pulp									
Domestic Sales	76,952	81,698	33,826	31,565	440	386	(5.8)	7.2	13.8
Export Market	529,948	252,644	241,607	98,267	456	389	109.8	145.9	17.2
Total	**606,900**	**334,342**	**275,433**	**129,832**	**454**	**388**	**81.5**	**112.1**	**16.9**
Total Domestic Sales	476,842	521,157	442,374	409,584	928	786	(8.5)	8.0	18.0
Total Export Market	698,161	384,487	373,372	199,503	535	519	81.6	87.2	3.1
TOTAL	**1,175,003**	**905,644**	**815,746**	**609,087**	**694**	**673**	**29.7**	**33.9**	**3.2**

Attachment III

Consolidated Statements of Income

USGAAP - US$ million

	4Q03		3Q03		4Q02		Jan - Dec 2003		Jan - Dec 2002	
	US$	%	US$	%	US$	%	US$	%	US$	%
Net operating revenue	235	100	206	100	146	100	816	100	609	100
Domestic sales	122	52	111	54	97	66	442	54	410	67
Export sales	112	48	95	46	49	34	374	46	199	33
Operating cost and expenses	(163)	(69)	(140)	(68)	(98)	(67)	(548)	(67)	(432)	(71)
Cost of sales	(125)		(109)	(53)	(73)	(50)	(421)	(52)	(329)	(54)
Selling and marketing	(26)	(11)	(21)	(10)	(15)	(10)	(82)	(10)	(58)	(9)
General and administrative	(10)		(9)	(4)	(8)	(5)	(33)	(4)	(30)	(5)
Other operating (expenses)income,net	(2)	(1)	(1)	(0)	(2)	(1)	(12)	(1)	(15)	(3)
Operating income	72	31	66	32	48	33	268	33	177	29
Non-operating income (expense)	(4)	(2)	(6)	(3)	(3)	(2)	(20)	(2)	3	1
Financial income	18	8	17	8	13	9	65	8	73	12
Financial expense	(19)	(8)	(19)	(9)	(12)	(8)	(71)	(9)	(59)	(10)
Fair Value - Fasb 133	(2)		(3)	(1)	(2)	(1)	(10)	(1)	1	0
Foreign exchange losses, net	(2)	(1)	(1)	(0)	(2)	(1)	(4)	(0)	(12)	(2)
Income (loss) before taxes and equity income (loss) of investees	68	29	60	29	45	31	248	30	180	30
Income tax expense	(6)		(6)	(3)	41	28	(23)	(3)	9	1
Income (loss) before equity income (loss) of investees	61	26	54	26	86	59	225	28	188	31
Equity income (loss) affiliates	3	1	8	4	(3)	(2)	19	2	(30)	(5)
Impairment Goodwill - Aracruz	0	0	0	0	(136)	(93)	0	0	(90)	(15)
Net income (loss)	65	28	62	30	(53)	(36)	244	30	69	11
EBITDA	92	39	84	41	59	40	340	42	229	38

Attachment IV

Consolidated Balance Sheet

USGAAP - US$ million

ASSETS	Dec-03	Sep-03	Dec-02
Current Assets	**690**	**634**	**338**
Cash and Cash Equivalents	290	284	90
Held-to-maturity investments	106	51	31
Trade Accounts Receivables	151	153	136
Inventories	97	97	55
Recoverable Taxes	35	38	0
Other	11	11	26
Investment in affiliates (Aracruz)	**226**	**221**	**218**
Goodwill	**19**	**19**	**19**
Property, Plant and Equipment - Net	**1.202**	**1.170**	**907**
Other Assets	**331**	**352**	**436**
Held-to-maturity investments	197	229	289
Unrealized gains from foreign currency and interest rate swaps (Fair Value adjustments)	51	57	93
Deferred Income Tax	26	15	16
Other	57	51	38
TOTAL ASSETS	**2.468**	**2.396**	**1.918**

LIABILITIES and STOCKHOLDERS' EQUITY	Dec-03	Sep-03	Dec-02
Current Liabilities	**561**	**611**	**400**
Trade payables	36	42	54
Short-term debt	48	79	66
Current portion of long-term debt	431	437	249
Payroll, PPR and related charges	13	14	9
Income and social contribuition taxes	8	9	6
Other	25	30	16
Long-term Liabilities	**723**	**682**	**751**
Long-term debt, less current portion	667	632	724
Accrued liabilities for legal proceedings	56	50	27
Stockholders' equity	**1.184**	**1.103**	**767**
Preferred capital stock, no par value, 56,000,000,000 stocks	553	553	553
Authorized,17,182,206,712 stocks issued			
Common stock, no par value, 28,000,000,000 stocks	767	767	767
Authorized,21,140,490,321 stocks issued			
Additional paid in capital	29	28	24
Treasury stocks at cost	(0)	(1)	(4)
Net unrealized gain on available-for-sale securities	(1)	(1)	0
Appropriated retained earnings - **Legal Reserve 5%**	46	31	30
Unappropriated retained earnings	772	724	584
Cummulative translation adjustment	(982)	(998)	(1.187)
TOTAL LIABILITIES and STOCKHOLDERS' EQUIT	**2.468**	**2.396**	**1.918**

Attachment V

Attachment VI

Market price: VCPA4=R$176,90/'000 shs ADR VCP =US$ 31.44 January 16, 2004	Shares outstanding: 38,322,699,553	Market capitalization: R$ 6,8 billion US$ 2,4 billion

Investor Relations team:

Valdir Roque
CFO and IR Director

Alfredo Villares
Investor Relations Manager

Natasha Nakagawa
Andrea Kannebley

Ph:(5511)3269-4168 / 4261 / 4287
Fax:(5511) 3269-4066
ir@vcp.com.br
www.vcp.com.br

Thomson Financial IR Marina Martini IR Consultant Phone.: (5511) 3897-6409 marina.martini@thomsonir.com.br
VCPA4